

Mail Stop 3010

June 18, 2009

John A. Blumberg
President and Director
Industrial Income Trust, Inc.
518 Seventeenth Street
17th Floor
Denver, CO 80202

> **Re: Industrial Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 22, 2009**
> **File No. 333-159445**

Dear Mr. Blumberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General Comments</u>

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and

should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   We note that you are registering $2 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

7.   Please advise us how you have complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

8.   We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

9.   We note your disclosure throughout the prospectus that "Unless certain contractual restrictions currently applicable to an indirect owner of the Sponsor are waived, we will not, until after October 10, 2009, own, acquire, develop, or manage any industrial real estate in North America." You primary investment objective, however, is to acquire distribution warehouses and other industrial properties. Please tell us if you intend to

obtain this waiver prior to the commencement of this offering. We may have further comments.

Prospectus Cover Page

10.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

11.   We note your disclosure that this offering may be extended beyond two years from the date of the prospectus. Please revise your disclosure to comply with Rule 415(a)(5). Please also revise your disclosure to state the final termination date of the extension period. Please make similar revisions to your disclosure on pages 10 and 140.

12.   Please add a summary risk factor to disclosure that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Additionally, please add this disclosure to page 2.

Prospectus Summary

13.   Please provide disclosure regarding your sponsor, similar to the disclosure provided about your advisor and your affiliates on pages 7 and 8.

Compensation to the Advisor and Affiliates, page 3

14.   Please revise your "Acquisition Fee" disclosure, under the column "Estimated Maximum Dollar Amount" to include amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 75.

15.   Please revise the description of Asset Management Fees—the Advisor to disclose estimated amounts based on net offering proceeds and leverage estimates comparable to those provided for other fees in the table. Provide similar revisions to your disclosure on page 75.

16.   We note your disclosure that the Sponsor will be entitled to receive 15% of net sales proceeds received by the Operating Partnership on dispositions of the Operating Partnership's assets after other partners of the Operating Partnership have received in the aggregate cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return on their net contributions. It appears that the Sponsor will receive this amount regardless of whether or not the

stockholders have also received 6.5%. If this is true, please clarify your disclosure accordingly.

Liquidity Stage, page 5

17.   We note your disclosure on page 4, under "Asset Management Fees," that the advisor will receive 2.0% of the sales price of each asset upon disposition. We also note on page 5, under "Real Estate Commissions," that the advisor may receive 3.0% of the contract price of the property sold. Please clarify whether the advisor may receive both fees in connection with the sale of property. In addition, please relocate the description of the 2% disposition fee to this section or tell us why it is more appropriately included in the fees associated with the Operational Stage. Provide similar revisions to your disclosure on page 75.

Conflicts of Interest, page 6

18.   Please revise the first bullet point to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please also clarify how many of these other affiliate programs you will compete with for investments. Provide similar clarification in the appropriate risk factor.

19.   Please revise this subsection to discuss the conflict that exists due to the fact that your advisor has incentives to purchase properties using debt since acquisition and annual asset management fees will increase when your advisor uses debt to acquire properties. Provide similar clarification in the appropriate risk factor.

Questions and Answers about the Offering, page 12

20.   The Q&A should not repeat any information that appears in the summary and *vice versa*. For example, some of the information from the following Q&As is repeated in the summary:

- What is a "REIT"?

- Do you currently own any assets?

- How does a "best efforts" offering work?

Please revise to eliminate repetition between your Q&A and the summary section.

Why do you Plan on Focusing your Investments on Industrial Properties? page 13

21.   Please provide support for your disclosure in the sixth bullet point in this section. Clearly mark the specific language in the supporting materials that supports this statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please also revise your disclosure briefly to explain

the material differences in NCREIF portfolios compared to your business plan. Alternatively, please remove this disclosure.

Risk Factors, page 16

You are limited in your ability to sell your shares … page 17

22.   We note your disclosure that you may reject a redemption request for "no reason." Please disclose, if applicable, whether you may honor one redemption request, yet reject another request without reason.

Adverse economic conditions in the regions where are assets are located … page 25

23.   We note your disclosure in the third bullet point. Please include a separate risk factor to specifically discuss the risks associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.

Estimated Use of Proceeds, page 50

24.   Please explain why the amount of acquisition fees under the column "Maximum Primary Offering (No Drip Shares)" is 1.8% when you intend to pay 2% until you have acquired $500,000,000 in assets. Please also explain how you calculated the 1.2% and 1.0% acquisition fee amounts in the other columns of the table.

25.   Refer to footnote (5) to the table. Please provide disclosure regarding acquisition fees based on real estate investments being 75% leveraged.

26.   To the extent practicable, please break out estimated acquisition expenses and subtract that amount from the estimated amount to be invested.

Management, page 63

Compensation Committee, page 65

27.   In this section, you state that your board may choose to implement an equity incentive plan. However, in the section "Equity Incentive Plan," you indicate that you have already adopted an equity incentive plan. Please advise or revise to reconcile these statements.

Directors and Executive Officers, page 69

28.   For each named executive officer or director, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. For example, for Mr. Blumberg, please disclose when he became Chairman of the Board for Dividend Capital Total Realty Trust, a principal of Dividend Capital Group, and President of JJM.

The Advisory Agreement, page 72

29.   We note your disclosure on page 73 that you will reimburse your Advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Prior Performance of the Advisor and its Affiliates, page 94

30.   Please revise your disclosure to provide the undertaking required by paragraph 8.A.3. of Guide 5 regarding your prior public programs.

Tender Offers, page 102

31.   In this section, you state that a shareholder must provide 10 days notice before seeking to acquire shares from another stockholder. However, on page 104, you state that a shareholder must provide 15 days notice prior to transferring or receiving shares of your stock in violation of the restrictions. Please explain the reason behind the difference in timeframes.

Plan of Distribution, page 140

32.   We note that your Dealer Manager has entered into selected dealer agreements with broker- dealers. Please identify these broker dealers in the prospectus. Refer to Item 508(c)(2) of Regulation S-K.

Appendix A. Prior Performance Tables, page A-1

33.   Please revise your disclosure to include a discussion of the factors you considered in determining which previous programs to include in this section. Please see Instruction 1 to Appendix II of Guide 5.

34.   Please note that Tables I through III should only address offerings that have closed. If a registrant is still selling securities pursuant to its first offering, this program should not be included. These tables should only include prior programs that have completed their first offering. Please confirm to us that all the programs you have included have completed their first offering.

Table I, page A-2

35.   Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.

36.   Please revise Table I to provide the specific line items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate line item. For example, we note that you group fees and sales commissions together, which includes offering related costs according to footnote 7. It appears that these items should be addressed under organizational and offering expenses.

Table II, page A-4

37.   Please explain the "Other" amount paid to the sponsor under DCX-TIC I.

38.   Please revise Table II to provide the specific line items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate line item. For example, we note that you have provided disclosure regarding "Dollar amount of cash generated from operations before deducting operational stage related payments to sponsor" rather than "Dollar amount of cash generated from operations before deducting payments to sponsor."

Table III, page A-6

39.   Please revise to separately address "depreciation" and "amortization". Additionally, please separately address "sales" and "refinancing" under "Source (Cash Basis)."

Table IV, page A-16

40.   Please revise to separately address "sales" and "refinancing" under "Source (on cash basis)."

Table V, page A-17

41.   Please add an additional column after "Total Acquisition Cost, Capital Improvement, Closing, and Soft Costs" to provide the "Total" column as required by Appendix II to Guide 5.

Table VI, page II-6

42.   Please revise Table VI to provide all of the specific items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate item. For example, we note you have included "Contract Purchase Price of Tenant in Common Interests Plus Acquisition Fees"; however, you did not include "Other Cash Expenditures Expensed."

Exhibits

43.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

44.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: Judith D. Fryer, Esquire